August 15, 2023

VIA EDGAR

Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Joseph Kempf
                  Robert Littlepage

Re:	Telesat Corporation Form 20-F for the Year Ended December 31, 2022 Filed March 29, 2023 File No. 001-41083

Ladies and Gentlemen:

Telesat Corporation (the “Company,” “we” or “our”) is in receipt of the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated August 11, 2023 (the “Comment Letter”) with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 29, 2023 (the “FY 2022 Form 20-F”).

For the convenience of the Staff, we have incorporated the text of the Staff’s comment in the Comment Letter into this response letter in italicized type, which is followed by the Company’s response.

1.	Please tell us why Telesat Partnership is no longer identified as a co-registrant on the cover of your Form 20-F. Also tell us of your consideration of whether a Form 15F should have been filed by the partnership.

Response: Telesat Partnership LP (the “Partnership”) is no longer identified as a co-registrant on the cover of the Form 20-F because its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 were automatically suspended since each class of its securities were held of record by less than 300 persons at the beginning of the fiscal year. The Partnership did not file a Form 15F since it was not suspending its reporting obligation in reliance on Rule 12h-6.

 160 Elgin Street, Suite 2100, Ottawa, ON Canada K2P 2P7
tel: +1 613 748 0123

If you have any questions or comments concerning this submission, please do not hesitate to contact me at (613) 748-8797 or via email at cdIfrancesco@telesat.com.

Sincerely,

/s/ Christopher DiFrancesco

Christopher DiFrancesco

General Counsel and Secretary

Telesat Corporation

cc:	Brett Cooper, Esq., Orrick, Herrington & Sutcliffe LLP